SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
(the "Company")

IMPORTANT COVID-19 NOTICE

Arrangements for the 2021 Annual General Meeting ("AGM")
to be held at 9.00am on Thursday, September 16, 2021

Ryanair Holdings plc (the "Company") today announces that in accordance with the guidelines of the Irish Government that apply from September 6, 2021 in respect of organised indoor events, the Company's AGM will be held as planned at Ryanair Airside Offices, 230/240 Lakeshore Drive, Airside Business Park, Swords, Co. Dublin, K67 XF79, Ireland at 9.00 a.m. on September 16, 2021.

The well-being of the Company's shareholders and employees is a primary concern for the directors. The Company will take all Government recommendations into account in the conduct of the AGM. Attendance will consequently be limited to 60% of the venue's capacity (approx. 60 people including directors and staff).  In order to be admitted to the AGM, attendees will be required to provide proof of either full vaccination or recovery from COVID-19 within the six months prior to the Company's AGM, together with photographic I.D.

Shareholder participation and engagement have been and will continue to be ensured. The Board is therefore strongly encouraging all shareholders to:

●           submit a proxy form not less than 48 hours before the time appointed for the AGM or any adjournment thereof in order to ensure they can exercise their vote and be represented at the AGM without attending in person; and

●           appoint the Chairman of the meeting as their proxy rather than a named person who may not be permitted to attend the meeting in person.

Proxy forms can be submitted in advance of the AGM by availing of one of the options set out in the notice of the AGM:

●            By post to the Company's Registrar, Link Registrars Limited, PO Box 1110, Maynooth, Co. Kildare, Ireland or by hand to Link Registrars Limited, Level 2, Block C, Maynooth Business Campus, Maynooth, Co. Kildare, W23 F854, Ireland.

●            By fax to +353 (1) 2240700, provided it is received in legible form.

●            Via the Euroclear System, in the case of Euroclear Bank participants.

●             Via the CREST System, where shares are held in CREST.

If any further restrictions are announced prior to the Company's AGM, the Company will issue a further update to shareholders, which may include a notification that the AGM will be held as a closed meeting.

In light of the possibility that a closed AGM may be required, the Company is offering shareholders an opportunity to submit questions relating to the business of the meeting in advance, to be received by no later than 17:00 on Tuesday, September 14, 2021. Questions can be submitted by email to AGM2021@ryanair.com, with the shareholder's name and address for verification purposes. Responses to the most common questions will be posted on the Company's website on the day of the AGM.

As the situation is evolving and the Irish Government's guidance may change, shareholders are encouraged to check the website of the Company for any further updates regarding the AGM at https://investor.ryanair.com/.

Juliusz Komorek
Company Secretary
Ryanair Holdings plc
Ryanair Dublin Office
Airside Business Park
Swords
Co. Dublin
Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 September, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary